     As filed with the Securities and Exchange Commission on March 28, 2001
                                               Registration No. 333-57176

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ---------------------------------


                                Amendment No. 1
                                       to
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       ---------------------------------

                         MARTEK BIOSCIENCES CORPORATION
             (Exact name of registrant as specified in its charter)

   Delaware                                                52-1399362
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification Number)

                       ---------------------------------


                                6480 DOBBIN ROAD
                            COLUMBIA, MARYLAND 21045
                                 (410) 740-0081
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               HENRY LINSERT, JR.
                             CHIEF EXECUTIVE OFFICER
                         MARTEK BIOSCIENCES CORPORATION
                                6480 DOBBIN ROAD
                            COLUMBIA, MARYLAND 21045
                                 (410) 740-0081
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                                MICHAEL J. SILVER
                             HOGAN & HARTSON L.L.P.
                      111 SOUTH CALVERT STREET, 16TH FLOOR
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-2700

                                    -------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                    -------

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|




        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                                               SUBJECT TO COMPLETION
                                                                MARCH 28, 2001


                         MARTEK BIOSCIENCES CORPORATION



                        1,599,048 SHARES OF COMMON STOCK

                     319,811 COMMON STOCK PURCHASE WARRANTS


        This prospectus relates to:


        - the offering by the stockholders named on pages 15-16 of up to 1,279,237 shares of our common stock;

        - the offering by the stockholders named on pages 15-16 of up to 319,811 shares of our common stock acquired by these stockholders through the exercise of common stock purchase warrants;

        - the offering by the stockholders named on pages 15-16 of up to 319,811 common stock purchase warrants; and

        - the offering by the Company of up to 319,811 shares of our common stock issuable upon exercise of the common stock purchase warrants by holders other than the stockholders named on pages 15-16 hereto or their affiliates.



        Our common stock is traded on the Nasdaq Stock Market under the symbol "MATK." On March 26, 2001, the last reported sale price of our common stock on Nasdaq was $ 13.375 per share.


                      -----------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                      -----------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE COMMON STOCK OR THE COMMON STOCK PURCHASE WARRANTS, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is March , 2001.

                                  OUR BUSINESS


            Martek Biosciences Corporation was founded in 1985. Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045, and our telephone number is (410) 740-0081. We develop, manufacture and sell products from microalgae and other sources.

            Microalgae are microplants. We have pioneered the commercial development of microalgae into a portfolio of high value products and product candidates consisting of the following:


      - NUTRITIONAL PRODUCTS - Over the past 8 years, we have developed production methods and intellectual property for 2 important fatty acids. These fatty acids are docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. We derive DHA from microalgae and ARA from fungi, using proprietary processes. Cell membranes throughout the body, especially in the brain, central nervous system, retina and heart, contain these fatty acids. DHA and ARA may help develop the eyes and central nervous systems of newborns and promote adult mental and cardiovascular health. An adult or newborn may obtain DHA and ARA via foods such as red meats, fish and eggs, as well as supplements and pharmaceuticals. While there are no universally recognized guidelines for daily consumption of DHA, a recent workshop sponsored by several health care organizations, including the National Institutes of Health, recommended that adults consume at least 220 mgs. of DHA daily. The World Health Organization issued similar guidelines for infant nutrition. The U.S. Department of Agriculture and similar organizations in Europe and Asia have compiled data showing dietary intake in Western societies is less than one-half of this level. We believe that this possible dietary deficiency will result in an increase in demand for DHA-supplemented products. Investigators at the National Institutes of Health and other research centers have observed a relationship between low levels of DHA and a variety of health risks, including cardiovascular problems, cystic fibrosis, cancer, as well as neurological and visual disorders. We have recently begun sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer. Additionally, we, as well as others, are conducting research regarding the impact of DHA supplementation on cystic fibrosis and visual and neurological disorders.


         We are targeting the infant formula market and the adult nutritional market for our nutritional oils. The FDA has not yet approved our nutritional oils for use in infant formula products within the United

         States. Seven infant formula manufacturers, representing approximately 60% of the estimated six billion dollar worldwide infant formula market, have licensed from us the right to include our nutritional oils in their products. Five of these licensees have marketed term infant formula products containing our oils in fifteen countries and pre-term infant formula products containing our oils in approximately seventy countries. Adult supplements containing our nutritional oils are being marketed in the United States and in Europe.


      - FLUORESCENT MARKER PRODUCTS - We are developing new fluorescent marker products from microalgae that have potential applications in automated biological screening to find new compounds or reduce drug discovery time. These fluorescent marker products bring greater speed, sensitivity and simplicity to existing tests and applications.

      - OTHER PRODUCTS - Our stable isotope group has developed several other products and product candidates from microalgae, including amino acids and sugars that are "labeled" with unique atoms. These labels provide scientists with a tool to understand how chemical compounds and proteins react. Researchers in the pharmaceutical industry may use these products to evaluate the three-dimensional structures of proteins using nuclear magnetic resonance technology, which produces molecular pictures providing information about how drugs react. Our genomics group has developed key intellectual property that some day may allow us to transfer the DHA producing genetic material of microalgae into agricultural products like corn.

                                  RISK FACTORS

            You should carefully consider the following risk factors, as well as other information in this prospectus and all of the information incorporated by reference before purchasing our common stock.

WE HAVE EXPERIENCED NET OPERATING LOSSES SINCE OUR INCEPTION, ARE LIKELY TO CONTINUE TO EXPERIENCE NET OPERATING LOSSES IN THE SHORT TERM, AND MAY NEVER BECOME PROFITABLE.

We have experienced net operating losses since our inception. As of January 31, 2001, we have an accumulated deficit of $93,201,000. Until we realize significant revenues from sales of our nutritional products, we expect to continue to experience net operating losses. Our balance of cash and cash equivalents at January 31, 2001 was $1,428,000 and as of January 31, 2001, we had $11,791,000 in short term investments and marketable securities. With the funds raised on March 2, 2001, our balance of cash, cash equivalents and short term investments and marketable securities is currently approximately $31 million, which should meet our cash needs for at least the next two years. However, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenues to achieve this.

IF OUR INFANT FORMULA LICENSEES DO NOT INTRODUCE PRODUCTS CONTAINING OUR NUTRITIONAL OILS IN THE UNITED STATES OR BROADEN THEIR USE OF OUR NUTRITIONAL OILS IN THEIR PRODUCTS OVERSEAS, WE MAY NOT BE ABLE TO REACH REVENUE LEVELS THAT WOULD MAKE US PROFITABLE.

Nutritional product sales and royalties are likely to be our main source of revenues in the future. Although we sell some of our nutritional oils into the adult nutritional products market, approximately 80% of our current nutritional product revenues come from our license agreements with infant formula manufacturers. As such, we depend on the licensees' sales of products that include our nutritional oils. Although some of our licensees have included our nutritional oils in some of their products outside the United States, we cannot predict whether any licensee will introduce infant formula products containing our nutritional oils in the United States, broaden their use of our nutritional oils overseas, or whether any of our other licensees will incorporate our nutritional oils into their products. Until these events occur and we recognize significant revenues as a result of increased product introductions, we do not expect to be profitable from the sale of nutritional oils to our licensees.

Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. Many of these experts recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants' cognitive ability at early ages, suggesting that these results may not carry over to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance.


IF ADDITIONAL POSITIVE CLINICAL RESULTS ARE NOT OBTAINED, WE MAY NOT BE ABLE TO DEVELOP A PROFITABLE MARKET FOR OUR NUTRITIONAL OILS OUTSIDE OF THE INFANT FORMULA MARKET.

Approximately 20% of our current nutritional product revenues come from sales of our nutritional oils to distributors and directly to consumers in the adult supplement market. Investigators at universities and other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, cystic fibrosis, cancer, and neurological and visual disorders. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data is not required to market nutritional supplements to consumers or distributors outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we have recently begun sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we, as well as others, are conducting research regarding the impact of DHA supplementation on cystic fibrosis and visual and neurological disorders. Until these studies, which are more extensive than earlier pilot studies, establish the positive impact of DHA supplementation, we may only have a limited adult nutritional supplement market opportunity.

EVEN IF OUR PRODUCTS DO OBTAIN WIDESPREAD ACCEPTANCE, WE MAY NOT BE ABLE TO PRICE THE PRODUCTS AT A LEVEL THAT WOULD ALLOW US TO BE PROFITABLE.

Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may never be able to sell supplemented products at a price that will allow them to gain broad market acceptance while at the same time be profitable. Although our current contracts with licensees outline product pricing and royalty rates, we cannot predict whether these pricing structures will allow our licensees to be competitive in the future. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. We are currently negotiating all-inclusive pricing with our infant formula licensees and have agreed to accept all-inclusive pricing purchase orders from our licensees in the interim until formal agreements are finalized. We do not believe that this change is material to investors as the economics of all-inclusive pricing will be similar to our current economics, with the current transfer price and royalty combined into one price with a slight discount. Although either our current pricing structure or the all-inclusive pricing structure will enable us to achieve profitability if our products receive widespread acceptance, we cannot predict whether either of these pricing structures will enable our licensees to achieve success marketing these products. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future and all of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

IF WE ARE UNABLE TO INCREASE OUR PRODUCTION CAPACITY OR ENTER INTO FAVORABLE AGREEMENTS WITH THIRD PARTIES TO PRODUCE OUR OILS, OUR CUSTOMERS MAY NOT BE ABLE TO OBTAIN A SUFFICIENT SUPPLY OF DHA AND ARA AT A COMMERCIALLY REASONABLE PRICE TO GAIN A BROAD ACCEPTANCE OF THESE PRODUCTS AND OUR FUTURE REVENUES FROM THESE PRODUCTS MAY BE LIMITED.

To meet our customers' projected demand for our nutritional oils, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky manufacturing plant. We estimate the world-wide infant formula market to be approximately $6 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive approximately $300 million in revenues annually from these sales. To date, our licensees have penetrated less than 4% of the world-wide infant formula market. While our current production level in our plant is sufficient to meet this current demand, if demand increases beyond our current production capabilities, we may be unable to produce the required quantities of oil cost effectively. Although our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. We estimate that it may take a licensee approximately one year or more to develop their process of making our oils. Accordingly, if we are unable to meet demand, our licensees may not be able to manufacture product themselves for at least one year. We believe that we can increase production to supply approximately 20% to 30% of the world-wide infant formula market with additional capital expenditures. However, our ability to maintain commercial production at those levels at our plant has not been successfully tested. As a precaution, we have developed plans to expand our existing facilities to accommodate increased production. In order to double our capacity at our current facility, it would cost as much as $20 million, which would require us to raise significant amounts of capital. We have also conducted DHA production trials with third party manufacturers. However, we do not currently have a third party manufacturing agreement in place to supply us with DHA-containing oil. If we are unable to cost effectively manufacture our DHA-containing oils at our plant, are unable to enter into a favorable third party manufacturing agreement, or our licensees are unable to find alternative sources for our DHA-containing oils, our licensees may not be able to meet future demand and our revenues may be limited in the future.


Although we are able to produce ARA-containing oil at our Winchester plant, we have entered into an agreement with a third party manufacturer, DSM Food Specialties, to supply our ARA-containing oil. If DSM Food Specialties fails to supply us with required amounts under the contract, we would not be able to meet our customers' demands. In this case, we would have to either manufacture the ARA-containing oil at our plant, which would reduce our DHA-containing oil production capacity, or enter into other third party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester plant, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

BECAUSE WE ARE STILL IN THE EARLY STAGES OF PRODUCT DEVELOPMENT, WE WILL NEED SIGNIFICANT ADDITIONAL CAPITAL TO CONTINUE OUR RESEARCH AND DEVELOPMENT EFFORTS, CONDUCT PRODUCT TESTING, INCLUDING PRECLINICAL AND CLINICAL TRIALS, AND MANUFACTURE AND MARKET OUR PRODUCTS.

We have a number of products that are in the early stages of research and development, product testing, manufacturing or marketing. Although we receive revenues from sales of infant formula containing our nutritional oils, our dietary supplement Neuromins(R), our stable isotope products, and some other products, the aggregate revenue from these products is currently insufficient to internally fund our product development, manufacturing and marketing needs. Therefore, we will continue to require additional outside sources of funding. We estimate that we will need approximately $10-20 million in additional funds over the next several years to fund our research and development, product testing, manufacturing, and marketing at budgeted levels. Additionally, if our business grows, these needs will increase.

To continue to fund our growth, we will pursue various sources of funding, which may include equity issuances, asset based borrowing, lease financing, and collaborative arrangements with partners. Our existing term loan, which has a current balance at February 22, 2001 of approximately $96,000, requires us to meet certain debt covenants, which include maintaining a cash, cash equivalents and marketable securities balance of at least $12 million and meeting certain debt/equity and other ratios. Because additional debt financing arrangements would have to comply with these financial covenants, we may not be able to secure additional debt financing on terms acceptable to us. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or to expand our production capacity. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patents, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs which may have a materially adverse affect on our future business.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE A HIGH LEVEL OF VOLATILITY DUE TO FACTORS SUCH AS ITS RELATIVE ILLIQUIDITY, THE VOLATILITY IN THE MARKET FOR BIOTECHNOLOGY STOCKS GENERALLY, AND THE EFFECT OF SHORT TERM EVENTS LIKE PRODUCT LAUNCHES AND LICENSE ANNOUNCEMENTS.

We are a public emerging growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending January 31, 2001, our common stock price has traded between $32.00 and $11.00. During the fifty-two week period ending January 31, 2000, our common stock price ranged from $5.00 to $15.375. The following are examples of items that may significantly impact the market price for our common stock:

          - announcements of technical innovations, new commercial products, new license arrangements or strategic partnerships by us or our competitors;

          -    patent or other intellectual property disputes;

          -    quarterly fluctuations in our results of operations;

          - regulatory developments concerning our products and our competitors' products; and

          - general market conditions for emerging growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The market liquidity for our stock is very low. As of February 22, 2001, we had 17,852,762 shares of common stock outstanding. Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in our common stock as reported on the NASDAQ National market has been 72,582 shares. The average trading volume in our common stock during the fifty-two week period ending January 31, 2001 was 84,566 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell and the price at which you are able to sell your shares of common stock.

IF SIGNIFICANT SHARES ELIGIBLE FOR FUTURE SALE ARE SOLD OR REGISTRATION RIGHTS ARE EXERCISED, THE RESULT MAY DEPRESS OUR STOCK PRICE BY INCREASING THE SUPPLY OF OUR SHARES IN THE MARKET AT A TIME WHEN DEMAND MAY BE LIMITED.

Because we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing, and the manufacturing or marketing of our products, we may need to raise additional capital through the sale of equity securities. As of February 22, 2001, we had 17,852,762 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 2,908,470 shares of common stock at various exercise prices ranging from $6.25 to $34.25 per share, and warrants outstanding to purchase up to 691,198 shares of common stock at exercise prices between $7.51 and $18.76. We completed a Private Placement on March 2, 2001 in which we issued 1,279,237 shares and warrants to purchase an additional 319,811 shares. To the extent that these options and warrants for our common stock are exercised, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. Additionally, some of our stockholders who bought shares or warrants from us in private placements have registration rights. If the stockholders were to exercise their registration rights when we are seeking to raise capital by selling stock in a registered offering, the result could effectively prevent us from doing so.

IF OUR LICENSEES DO NOT RECEIVE NECESSARY REGULATORY APPROVALS FOR THE USE OF OUR NUTRITIONAL SUPPLEMENTS IN INFANT FORMULAS, THEY WILL NOT BE ABLE TO MARKET FORMULA CONTAINING OUR PRODUCTS.

Many of our products and the manufacturing and marketing of these products are subject to extensive regulation by the FDA and similar regulatory authorities in other countries depending on the product type and method of manufacture. For example, the FDA regulates, to varying degrees and sometimes in very different ways, infant formulas, dietary supplements, foods, medical foods, animal feed and pharmaceutical products.

To date, infant formula containing our nutritional oils has not received regulatory approval in the United States. As a result of prior filings for this approval by our licensees, the FDA has raised questions pertaining to the results of animal studies relating to DHA and ARA concerning the slightly enlarged livers and spleens of the laboratory rats who consumed large quantities of these oils in the studies. We, along with our licensees, are in the process of responding to the FDA to address these questions. As part of this process, during February 2000, we filed a generally recognized as safe ("GRAS") notification with the FDA for the use of our DHA and ARA nutritional oils in our licensees' infant formula. If the FDA review results in a favorable outcome, each of our infant formula licensees will need to obtain a separate FDA authorization before marketing an infant formula with our sources of DHA and ARA.

There can be no assurance that our GRAS notification, the final determination of which may take a minimum of three to six additional months from the effective date of this registration statement, will have a favorable outcome, and even if it does, there can be no assurance that our licensees will be able to obtain the FDA approval to market an infant formula containing our products in the United States. If we are unable to obtain these approvals, or if approvals are delayed, our ability to successfully market products directly and through our licensees, and to generate revenues from infant formula product sales or royalties, would be impaired.


OUR CURRENT PATENTS MAY NOT BE ABLE TO PROVIDE PROTECTION AGAINST COMPETITIVE PRODUCTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY PORTFOLIO IN THE FUTURE.

European and U.S. patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents for being too broad or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology. We may also incur substantial costs in the future in defending our patents.

OmegaTech, Inc., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, a division of the European Patent Office revoked our patent on the grounds that it is too broad. We immediately appealed this ruling, and as a result, our patent was reinstated and it will remain in effect during the appeal process, which may take up to two years. If the revocation is upheld upon our appeal, or any other challenges to our patents are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. Although our revenues may decrease under our license agreements, the revocation of our European DHA patent will not terminate any of our license agreements.

WE ARE AWARE OF SEVERAL PRODUCTS THAT ARE CURRENTLY AVAILABLE, AND PRODUCTS UNDER DEVELOPMENT, THAT MAY PRESENT A SERIOUS COMPETITIVE THREAT TO OUR PRODUCTS.

Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many of our competitors including BASF, F. Hoffman-LaRoche Ltd., OmegaTech, Inc., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd. have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

We believe that, to date, we have developed the most efficient production method and purest forms of DHA and ARA oils; however, we are aware that other methods of producing DHA and ARA are available. Although no company has yet received approval to market these products in infant formula in the United States, some infant formulas and other products now on the market outside the United States use oils derived from other sources, such as fish or eggs. We are aware of the development of a DHA-containing fish oil which provides an alternative to our DHA oil for infant formula applications. Although it is a lower cost product relative to our DHA, fish oil has odor, stability and taste characteristics that may limit its usefulness. Only a very small percentage of currently marketed supplemented infant formulas contains DHA and ARA that have not been produced by us. Currently, fish oil based products dominate the adult DHA supplement market. We are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil presents a substantial competitive threat to our Neuromins(R) DHA. None of these companies has yet received approval to include DHA derived from fish oil or eggs in infant formula within the United States; however, some of these companies have received approval to include DHA derived from fish oil in infant formula in Asia and DHA and ARA derived from eggs in infant formula in Europe.

We are also aware that OmegaTech, Inc., an early stage company, is able to produce DHA from a strain of algae and is presently marketing this product as an adult nutritional supplement. OmegaTech, Inc. is currently challenging our European DHA patent and, if their challenge is upheld on appeal, a barrier to their ability to compete with us would be eliminated. We are currently unable to evaluate the degree of competitive threat that this fungal source of DHA will present to our DHA oil in the future.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their common stock:

       - annual report on form 10-K for the fiscal year ended October 31, 2000;

       - quarterly report on form 10-Q for the fiscal quarter ended January 31, 2001;

       -      current report on form 8-K filed on March 8, 2001; and

       - the description of Martek's common stock contained in form 8-A, as amended.

       To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

                  Chief Financial Officer
                  Martek Biosciences Corporation
                  6480 Dobbin Road
                  Columbia, Maryland  21045
                  (410) 740-0081


         This prospectus contains forward-looking statements relating to future events or our future financial performance. These statements are only predictions and actual events or results may be materially different from our predictions. In evaluating these statements, you should consider the various factors identified in this prospectus. Some of these factors are set forth under the heading "Risk Factors" and could cause actual results to differ materially from those indicated by forward-looking statements contained in this prospectus.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the common shares or warrants by the selling stockholders. If all the warrants are exercised in full, we will receive up to approximately $6 million, which will be used for general corporate purposes. The selling stockholders may never exercise the warrants in full or at all.

                              SELLING STOCKHOLDERS


       This prospectus relates to


       - the offering by the stockholders named on pages 15-16 of up to 1,279,237 shares of our common stock;

       - the offering by the stockholders named on pages 15-16 of up to 319,811 shares of our common stock acquired by these stockholders through the exercise of common stock purchase warrants;

       - the offering by the stockholders named on pages 15-16 of up to 319,811 common stock purchase warrants; and

       - the offering by the Company of up to 319,811 shares of our common stock issuable upon exercise of the common stock purchase warrants by holders other than the stockholders named on pages 15-16 hereto or their affiliates.


       The selling stockholders listed below have acquired common stock in a private placement and may acquire additional shares of common stock upon the exercise of warrants issued in the private placement.

       The following table sets forth important information with respect to the selling stockholders as of March 2, 2001, as follows:

       - the name and position or other relationship with Martek within the past 3 years of the selling stockholders;

       - the number of Martek's outstanding shares of common stock beneficially owned by the selling stockholders prior to this offering, including shares obtainable under warrants exercisable within sixty days of March 2, 2001.

       - the number of shares of common stock and warrants being offered through this prospectus; and

       - the number and percentage of Martek's outstanding shares of common stock to be beneficially owned by the selling stockholders after the sale of common stock being offered through this prospectus.


       The selling stockholders do not have to sell all or any of the shares and warrants that they own.


                              Number of Shares                                                   Shares Beneficially Owned
                             -----------------                                                   -------------------------
                             Beneficially Owned                          Number of Warrants          After the Offering
                             ------------------                          ------------------          ------------------
                                Prior to the       Number of Shares       Owned and Offered
                                -------------      -----------------      ------------------
    Selling Stockholder           Offering         Offered Hereby (1)          Hereby                 Number Percentage
    -------------------           --------         ------------------          -------                ------ ----------
Nations Small Company
Fund (2)                           616,247              125,000                 25,000              491,247          2.57

Catalyst Partners, L.P. (3)        57,284                57,284                 11,457                 0              *

Catalyst International,
Ltd. (3)                            1,771                1,771                   354                   0              *

Royal Bank of Canada               157,480              157,480                 31,496                 0              *

Domain Public Equity
Partners, L.P. (4)                 100,000              100,000                 20,000                 0              *

Cross Atlantic Partners
K/S (5)                            39,370                39,370                 7,874                  0              *

Cross Atlantic Partners
II, K/S (5)                        62,993                62,993                 12,599                 0              *

Cross Atlantic Partners
III, K/S (5)                       212,599              212,599                 42,520                 0              *

Cross Atlantic Partners
IV, K/S (5)                        125,984              125,984                 25,197                 0              *

Unibank A/S (5)                    31,496                31,496                 6,299                  0              *

Black Bear Fund I, L.P. (6)        648,035              14,469                  2,894               633,566          3.31

Black Bear Offshore Fund
(6)                                885,369              143,003                 28,601              742,366          3.88

Horse Eye Level Partners,
L.P. (6)                            7,874                7,874                  1,575                  0              0

State of Wisconsin
Investment Board (7)              2,550,487             322,875                 64,575             2,227,612        11.64

George W. Haywood(8)              1,348,480             157,480                 31,496             1,191,000         6.22

Roseheart Associates LLC
Property Management (9)            19,685                19,685                 3,937                  0              *

DePFA Investment Bank
Ltd. (10)                          19,685                19,685                 3,937                  0              *



----------------------------------------


(1) Consists of shares of common stock currently owned by the selling stockholders and offered hereby as well as shares of common stock issuable to such selling stockholders upon exercise of warrants currently held and offered hereby by such selling stockholders.


(2) Nations Small Company Fund is sub-advised by a registered investment advisor that, together with its affiliates, exercises sole voting and investment power.

(3) Catalyst Partners, L.P. and Catalyst International, Ltd. are each managed by a portfolio manager which exercises sole voting and investment power.

(4) Domain Public Equity Partners, L.P. is managed by Domain Public Equity Associates, L.L.C. The managing members of Domain Public Equity Associates, L.L.C. share voting and investment power for Domain Public Equity Partners, L.P.

(5) Cross Atlantic Partners K/S, Cross Atlantic Partners II, K/S, Cross Atlantic Partners III, K/S are each managed by Cross Atlantic Partners, Inc. Cross Atlantic Partners IV, K/S and Unibank A/S (Forbank & Co.) are each managed by CAP Funds Management LLC. Sandra Panem, a director of the Company since May 1995, is a partner of both Cross Atlantic Partners Inc. and CAP Funds Management LLC, which exercises sole voting and investment power for their respective entities.

(6) Richard J. Barry is the natural person who exercises the sole voting and investment power for the Black Bear Fund I, L.P., the Black Bear Offshore Fund, and Horse Eye Level Partners, L.P.

(7) The State of Wisconsin Investment Board holds the securities for the benefit of the Wisconsin Retirement Trust. John Nelson is the natural person who exercises the sole voting and investment power for the State of Wisconsin Investment Board.


(8) Includes 10,000 shares owned by Mr. Haywood's wife and 50,000 shares jointly owned with Mr. Haywood's mother.


(9) Roseheart Associates LLC Property Management is managed by an investment committee which exercises sole voting and investment power.

(10) Con Egan is the natural person who exercises the sole voting and investment power for DePFA Investment Bank Ltd.


                              PLAN OF DISTRIBUTION

       The common stock being offered by the selling stockholders, or by their respective pledgees, donees, transferees, or other successors in interest, will be sold in one or more transactions, which may involve block transactions, on the Nasdaq

Stock Market or on another market on which the common stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the common stock, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or any other price as the selling stockholders determine from time to time. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of common stock if they deem the purchase price to be unsatisfactory at any particular time.

            The common stock may also be sold pursuant to Rule 144. Rule 144 provides an exemption from registration for the resale of securities which selling stockholders acquired in a private offering. In order to sell under Rule 144, the following 5 conditions must exist:

            -           We must be current in filing our SEC reports.

            - The amount of common stock a selling stockholder can sell under Rule 144 during any three-month period cannot exceed the greater of (a) 1% of our outstanding common stock, or (b) the average weekly reported trading volume for our common stock during the 4 calendar weeks preceding the filing of the notice of sale referred to below.

            - The common stock must be sold in unsolicited brokers' transactions or directly to a market maker.

            - The selling stockholder must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 500 shares nor involves sale proceeds greater than $10,000.

            - The selling stockholder must have held the common stock for at least 1 year (counting any time the stock was held by persons other than affiliates of the company).

            If a selling stockholder has held the common stock for at least 2 years and has not been an affiliate of the company during the 3 months preceding the sale, the stock can be sold free of any of these conditions except the condition that the stock be sold through an unsolicited broker transaction or to a market maker.

            The selling stockholders may also sell the common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the common stock will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder. It is possible not all, or even none, of the common stock offered hereby will be issued to, or sold by, the selling stockholders. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed "underwriters" within the meaning of section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

            Any person engaged in the distribution of the shares of common stock offered hereby may not simultaneously engage in market making activities with respect to our common stock for a period of 2 business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

            Martek has agreed to indemnify the selling stockholders, or their respective transferees or assignees, against potentially significant liabilities, including liabilities under the Securities Act, or to contribute to payments these selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make.


            The Company is also offering common stock hereunder directly to persons who exercise the common stock purchase warrants if those persons are transferees of the stockholders set forth on pages 15-16 and their affiliates. The Company will issue the common stock upon payment of the exercise price specified in the common stock purchase warrant and the warrant holders' compliance with the other terms of the common stock purchase warrant. No underwriters' or agents' commissions or discounts will be payable in connection with the issuance of these shares.


                                  LEGAL MATTERS

            Hogan & Hartson L.L.P., Baltimore, Maryland, has passed upon certain legal matters with respect to the common stock and warrants offered hereby.

                                     EXPERTS

            Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended October 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

===============================================================================

            NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.



                 ------------------------




TABLE OF CONTENTS                                 PAGE
                                                  ----
Our Business      ..........................        2
Risk Factors      ..........................        4
Where You Can Find More Information.........       13
Use of Proceeds   ..........................       14
Selling Stockholders .......................       14
Plan of Distribution........................       16
Legal Matters     ..........................       18
Experts           ..........................       19








                                     MARTEK
                                   BIOSCIENCES
                                  CORPORATION



                                  COMMON STOCK
                                       AND
                                    WARRANTS



                                  -----------

                                   PROSPECTUS

                                  -----------


                                  March , 2001



===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.        OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

            The following table sets forth the various expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

         Securities and Exchange Commission registration fee....................          $    5,672
         Legal fees and expenses ...............................................              49,000
         Accounting and miscellaneous expenses..................................              10,000
                                                                                           ---------

                  Total.........................................................          $   64,672
                                                                                          ==========




ITEM 15.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

            Article ELEVENTH of the Company's Certificate of Incorporation provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits


Exhibit
Number            Exhibit Description
------            -------------------
   4.1            Form of certificate representing shares of Martek common stock, par value $0.10 per share (filed as
                  Exhibit 4.01 to the Company's Registration Statement on Form S-1, File No. 33-68922, declared effective
                  November 23, 1993, and incorporated herein by reference).

   4.2            Common Stock and Warrant Purchase Agreement, dated February 28, 2001, by and among the Company and the purchasers listed in Schedule I thereto (filed as Exhibit 99.2 to the Company's Form 8-K, File No.
                  000-22345, filed March 8, 2001, and incorporated herein by reference).

   4.3            Form of Common Stock Purchase Warrant included as Exhibit A to Exhibit 4.2.

   5*             Opinion of Hogan & Hartson L.L.P.

   23.1           Consent of Ernst & Young LLP, as independent auditors for the Company (previously filed).

   23.2*          Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5).

   24             Powers of Attorney (previously filed).


   --------------------
   *Filed herewith.

ITEM 17.          UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland on March 28, 2001.

                                  MARTEK BIOSCIENCES CORPORATION



                                  By: /s/ Henry Linsert, Jr.
                                    -------------------------------------------
                                      Henry Linsert, Jr.
                                      Chief Executive Officer





                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



Date: March 28, 2001                                 /s/ Henry  Linsert Jr.
                                                     --------------------------------------------
                                                     Henry Linsert, Jr.
                                                     Chief Executive Officer and Director
                                                     (Principal Executive Officer)

Date: March 28, 2001                                 /s/ Peter L. Buzy
                                                     --------------------------------------------
                                                     Peter L. Buzy
                                                     (Chief Financial and Principal Accounting Officer)


Date: March 28, 2001                                 /s/    *
                                                     --------------------------------------------
                                                     Jules Blake
                                                     Director

Date: March 28, 2001                                 /s/    *
                                                     --------------------------------------------
                                                     Gordon S. Macklin
                                                     Director

Date: March 28, 2001                                 /s/    *
                                                     --------------------------------------------
                                                     Ann L. Johnson
                                                     Director

Date: March 28, 2001                                 /s/    *
                                                     --------------------------------------------
                                                     Douglas J. MacMaster, Jr.
                                                     Director

Date: March 28, 2001                                 /s/      *
                                                     -----------------------------------
                                                     John H. Mahar
                                                     Director

Date: March 28, 2001                                 /s/      *
                                                     -----------------------------------
                                                     Sandra Panem
                                                     Director

Date: March 28, 2001                                 /s/      *
                                                     --------------------------------------------
                                                     Richard J. Radmer
                                                     Director

Date: March 28, 2001                                 /s/      *
                                                     --------------------------------------------
                                                     Eugene H. Rotberg
                                                     Director

Date: March 28, 2001                                 /s/      *
                                                     --------------------------------------------
                                                     William D. Smart
                                                     Director



*By: /s/  Peter L. Buzy
---------------------------------------
Peter L. Buzy
Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit
Number            Exhibit Description
-------           -------------------
 4.1              Form of certificate representing shares of Martek common
                  stock, par value $0.10 per share (filed as Exhibit 4.01 to the
                  Company's Registration Statement on Form S-1, File No.
                  33-68922, declared effective November 23, 1993, and
                  incorporated herein by reference).

 4.2              Common Stock and Warrant Purchase Agreement, dated February
                  28, 2001, by and among the Company and the purchasers listed in Schedule I thereto (filed as Exhibit 99.2 to the Company's
                  Form 8-K, File No. 000-22345, filed March 8, 2001, and incorporated herein by reference).

4.3 Form of Common Stock Purchase Warrant included as Exhibit A to Exhibit 4.2.

5*                Opinion of Hogan & Hartson L.L.P.

23.1 Consent of Ernst & Young LLP, as independent auditors for the Company (previously filed).

23.2* Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5).

24                Powers of Attorney (previously filed).



   --------------------
   *Filed herewith.